GAMBRO.

04045045

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, September 14, 2004

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

dlw 9/28

Encl.:
Press Release August 25, 2004 Navigant Biotechnologies awarded additional USD 2 M Department of Defense research funding
Press Release September 7, 2004 Gambro launches new system for renal intensive care

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

PRESS RELEASE
August 25, 2004

Navigant Biotechnologies awarded additional USD 2 M Department of Defense research funding

Gambro's wholly owned subsidiary, Navigant Biotechnologies, Inc., announces that the U.S. Department of Defense (DOD) has awarded it an additional USD 2 million grant to continue to develop and test its Mirasol™ Pathogen Reduction Technology (PRT) for applications improving the safety and availability of transfused blood for U.S. Armed Forces.

Navigant Biotechnologies was selected to develop a transportable pathogen reduction and blood safety system, applicable for use by the military. The company's Mirasol PRT process utilizes riboflavin and light to reduce pathogens in blood products, rendering the affected pathogens inactive. The research will continue to be conducted collaboratively between Navigant and the Walter Reed Army Institute of Research in Silver Spring, Maryland. The USD 2 million funding, a line-item appropriation in the DOD's fiscal 2005 budget, will be used to develop the Mirasol PRT process equipment and to test its ability to inactivate pathogens identified by the FDA and the Department of Defense as threats to the blood supply. These pathogens include viruses such as HIV and West Nile, parasites such as malaria, and bacteria - all identified as hazards in current and potential war zones.

"I am pleased that Congress saw fit to fund this important program," United States Congressman Bob Beauprez (R-Colorado) said. "The Transportable Pathogen Reduction and Blood Safety System being developed for the Army by Navigant Biotechnologies removes pathogens from blood supplies, making transfusions safer for our troops on the battlefield and our communities threatened by blood-borne pathogens, such as HIV, Hepatitis C, and the West Nile Virus." Senator Ben Nighthorse Campbell (R-Colorado) said, "I received many requests for funding this year and I felt this was among the most important projects. Ensuring a safe blood supply for our troops is a top priority and that is why the work done by Navigant Biotechnologies' Transportable Pathogen Reduction and Blood Safety System is so significant."

"Our company's goal is to lead the global market in the reduction of pathogens in blood using simple, safe and effective technology," said Teresa Ayers, Navigant Biotechnologies' President and CEO. "Support from Congressman Bob Beauprez and Senator Ben Nighthorse Campbell was critical in helping us secure this grant. We are pleased and honored to have been selected by the Department of Defense to continue work on this important and long-term research program. It's one more step toward our goal."

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

PRESS RELEASE
August 25, 2004

BACKGROUND INFORMATION

About the Mirasol PRT Process
Navigant Biotechnologies' Mirasol PRT process utilizes riboflavin and light to reduce the pathogen load in blood products, rendering the affected pathogens inactive. The Mirasol process is the first technology to show indications of working in all three major blood components: platelets, plasma, and red blood cells. The Mirasol PRT process has the potential to offer several benefits:

- Safe – Riboflavin (vitamin B2) used in the Mirasol system is exactly the same as that ingested in normal diets to preserve good health.
- Simple – the process does not require removal of residual riboflavin or photoproducts.
- Effective – In vitro studies demonstrate the effectiveness of the Mirasol PRT process on a broad range of viruses, bacteria and parasites in all three blood components.
- Cost-effective – Overhead costs are minimized because it is an inherently simple process.

The company completed work with the Centers for Disease Control (CDC), demonstrating effective inactivation of West Nile Virus in all three blood components using Mirasol PRT. Navigant Biotechnologies' research scientists also believe the technology could have significant implications in adjacent fields such as cell therapies and the plasma fractionation industry.

About Navigant Biotechnologies, Inc.
Navigant Biotechnologies started as a research and development project within the Gambro subsidiary, Gambro BCT, Inc. one of the world's leading providers of blood collection technology. The market for effective pathogen reduction technology includes all blood components and also extends well beyond blood. Navigant Biotechnologies was established as a separate corporate entity to capitalize on this market potential. Navigant will continue its partnership with Gambro BCT into the future with Gambro BCT distributing the platelet product worldwide.

The company is currently focused on delivering its Mirasol PRT process for platelets to the European market while also progressing its process for red cells with the support of this grant received from the DOD.

For further information on Navigant Biotechnologies, please visit www.navigantbiotech.com

GAMBRO

PRESS RELEASE
August 25, 2004

For further information, please contact:

Teresa Ayers, President and CEO, Navigant Biotechnologies, Inc.
tel. +1 303 232 68 00, teresa.ayers@navigantbiotech.com

David Perez, President Gambro BCT, Inc.
tel. +1 303 232 6800

Karin Avasalu, Vice President, Corporate Communications, Gambro Group
tel. +46 8 613 65 99, +46 70 513 65 99

Pia Irell, Vice President, Investor Relations, Corporate Finance, Gambro Group
tel. +46 8 613 65 91, +46 70 513 65 91

Kevin Smith, President Gambro, Inc., Investor Relations US
tel. +1-303 231 4750

Peter Cheesbrough, Vice President and CFO, Navigant Biotechnologies, Inc.
tel. +1.303.542.5002, peter.cheesbrough@navigantbiotech.com

GAMBRO

PRESS RELEASE
September 07, 2004

Gambro launches new system for renal intensive care

Gambro launches Prismaflex, a new system for the treatment of acute renal failure and fluid management. The system is used in hospitals' intensive care units and succeeds Gambro's existing offer, Prisma. The Prismaflex machine is based on a new technology platform, which allows for both continuous renal replacement therapy, as well as for future therapies, such as therapeutic plasma exchange and hemoperfusion. New features include bar code reader for increased safety, higher flow rates and improved ease of use through new bag handling system and color-coded schematic interface.

The Prismaflex system comprises of a machine and a disposable set (blood lines and filter). With a market share of 55 percent Gambro is the worldwide leader in the high potential renal intensive care segment and the launch of Prismaflex aims to further strengthen this position. 350 000 patients have until today been treated with Gambro's Prisma system. The first market rollout of Prismaflex covers Western Europe, Australia and Canada. At the end of the year there will be a worldwide rollout.

Acute renal failure may be a temporary problem. The reason for this condition could be diminished blood supply to the kidneys, obstructed urine flow, or traumatic damage to the kidneys, e.g. as a result of major surgery or a car crash. After acute treatment the kidneys may recover or the patient may need to be transferred to dialysis for chronic failure.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Maria Långberg, Vice President, GRP Communications, tel. +46-8-613 65 73, +46-70-513 65 73

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com